SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Condensed Consolidated Interim Financial Information

September 30, 2010 and

Review Report of Independent Auditors

(A free translation of the original in Portuguese)

Review Report of Independent Accountants

               To the Management and Stockholders

               TAM S.A. and subsidiaries

1             We have reviewed the accounting information included in the Quarterly Information (ITR) of TAM S.A. and subsidiaries for the quarter ended September 30, 2010, comprising the balance sheet and the statement of income, of changes in stockholders’ equity and of cash flows , explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2             Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3             Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the standards issued by the Brazilian Securities Commission (CVM).

4            On November 16, 2010 we issued a report on the accounting information included in the Quarterly Information (ITR) of TAM S.A. on a stand alone basis, for the quarter ended September 30, 2010. This Quarterly Information was prepared in accordance with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the standards issued by the Brazilian Securities Commission (CVM).

São Paulo, November 16, 2010.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Alberto de Sousa

Contador CRC 1RJ 056561/O-0 “S” SP

TAM S.A.

Condensed Consolidated Balance Sheet

As at September 30, 2010 and December 31, 2009

In thousands of reais, unless otherwise indicated

Assets	Note	September 30, 2010	December 31, 2009	Liabilities	Note	September 30, 2010	December 31, 2009
		(Unaudited)				(Unaudited)
Current assets				Current liabilities
Cash and cash equivalents		950,387	1,075,172	Suppliers		385,936	430,981
Financial assets at fair value through profit and loss		1,273,228	1,011,022	Financial liabilities	8	1,271,722	1,244,685
Trade accounts receivable	5	1,650,198	1,121,979	Salaries and social charges		443,476	307,607
Inventories		179,662	195,092	Deferred income		1,894,430	1,698,321
Taxes recoverable		134,889	99,268	Taxes, charges and contributions		298,338	179,662
Prepaid expenses		147,486	148,910	Interest on own capital and dividends payable		660	233,985
Derivative financial instruments	9	1,629		Derivative financial instruments	9	87,992	235,727
Other receivables		91,533	143,463	Other current liabilities		136,428	123,697
		4,429,012	3,794,906			4,518,982	4,454,665

Non-current assets				Non-current liabilities

Restricted cash		109,151	79,370	Financial liabilities	8	6,013,617	5,924,737
Deposits in guarantee		49,557	59,520	Derivative financial instruments	9	48,672	6,288
Deferred income tax and social contribution	6	335,076	621,296	Deferred income		74,858	100,169
Prepaid aircraft maintenance		397,921	408,628	Provisions for contingencies	10	192,599	666,573
Other receivables		23,215	28,549	Refinanced taxes payable under Fiscal Recovery Program		404,283	319,671
Derivative financial instruments	9	3,639		Other non-current liabilities		233,242	173,948
Property, plant and equipment	7	7,414,966	6,910,496
Intangible assets		588,348	241,701			6,967,271	7,191,386

		8,921,873	8,349,560
				Total liabilities		11,486,253	11,646,051

				Equity
				Capital and reserves attributable to equity share holders of TAM S,A,
				Share capital	11	675,497	675,497
				Revaluation reserve	12	107,344	116,504
				Other reserves	13	781,753	131,583
				Retained earnings (accumulated deficit)		105,880	(428,577)
						1,670,474	495,007
				Non-controlling interest		194,158	3,408

				Total equity		1,864,632	498,415

Total assets		13,350,885	12,144,466	Total liabilities and equity		13,350,885	12,144,466

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Income Statements (unaudited)

Three and nine month periods ended September 30, 2010 and 2009

In thousands of reais, unless otherwise indicated

			Quarter ended	Nine months ended
	Note	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Revenue	14	2,938,800	2,381,189	8,514,092	7,268,550

Operating expenses	15	(2,248,309)	(2,325,368)	(7,334,653)	(7,237,864)

Operating profit before movements in fair value of fuel derivatives and loss on revaluation of aircraft		690,491	55,821	819,439	30,686

Movements in fair value of fuel derivatives		12,735	2,938	(33,852)	251,727
Loss on revaluation reserve of aircraft recognized in the income statement			(155,384)		(445,629)

Operating profit/(loss)		703,226	(96,625)	785,587	(163,216)

Finance income	16	652,185	670,540	1,521,569	2,162,465
Finance costs	16	(207,386)	(271,273)	(1,414,801)	(819,421)

Profit before income tax and social contribution		1,148,025	302,642	892,355	1,179,828

Income tax and social contribution	17	(396,030)	(74,032)	(345,111)	(391,337)

Profit for the period (all continuing operations)		751,995	228,610	547,244	788,491

Attributable to
Non-controlling interest		11,970	201	19,881	1,451
Equity holders of TAM		740,025	228,409	527,363	787,040

Earnings per share (common and preferred) – in R$
Basic	18	4.92	1.52	3.51	5.21
Diluted	18	4.91	1.52	3.50	5.24

TAM S.A.

Condensed Consolidated Statements of Comprehensive Income (unaudited)

Three and nine month periods ended September 30, 2010 and 2009

In thousands of reais, unless otherwise indicated

		Quarter ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Revaluation of property, plant and equipments, net of tax		(156,449)		(753,201)
Currency translation losses, no tax effect	(1,369)	(2,922)	(2)	(18,003)

Net (expense) recognized directly in equity, net of tax	(1,369)	(159,371)		(771,204)

Profit for the period (all continuing operations)	751,995	228,610	547,244	788.491

Total comprehensive income for the period	750,626	69,239	547,242	17.287

Attributable to
Non-controlling interest	11,970	201	19,881	1,451
Equity holders of TAM	738,656	69,038	527,361	15.836

Earnings per share (common and preferred) – in R$
Basic	4.92	1.52	3.51	5.24
Diluted	4.91	1.52	3.50	5.24

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Statement of Changes in Equity (unaudited)

Nine months periods ended September 30, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Share capital	Revaluation Reserve	Other reserves (Note 13)	Retained earnings	Total	Non-controlling interest	Total

At December 31, 2008	675,497	1,146,829	92,092	(591,525)	1,322,893	4,234	1,327,127

Total comprehensive income for the period, net of tax		(753,201)	(18,003)	787,040	15,836	1,451	17,287
Revaluation reserve depreciation of aircraft		(36,371)		36,371
Other movements						(2,397)	(2,397)
Transactions with owners:
Stock option plan expense			9,556		9,556		9,556
Subtotal transactions with owners			9,556		9,556	(2,397)	7,159

At September 30, 2009	675,497	357,257	83,645	231,886	1,348,285	3,288	1,351,573

At December 31, 2009	675,497	116,504	131,583	(428,577)	495,007	3,408	498,415

Total comprehensive income (loss) for the period, net of tax			(2)	527,363	527,361	19,881	547,242
Revaluation reserve depreciation of aircraft		(9,160)		9,160
Exchange rate on foreign subsidiary				(157)	(157)		(157)
Stock option plan expense			11,588		11,588		11,588
Transactions with owners:
Dividends and interest on own capital to non-controlling interest of Multiplus S.A. and Mercosur						(9,078)	(9,078)
Advanced for future capital increase (Note 11.d)			144,407		144,407		144,407
Sale of treasury shares to beneficiaries of stock option plan			5,062	(1,909)	3,153		3,153
Transfer to non-controlling shareholders: Effect on equity of the issuance and sale of new shares of Multiplus S.A. (Note 1)			489,115		489,115	179,947	669,062
Subtotal transactions with owners			638,584	(1,909)	636,675	170,869	828,210

At September 30, 2010	675,497	107,344	781,753	105,880	1,670,474	194,158	1,864,632

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Statement of Cash Flow
Nine month periods ended September 30, 2010 and 2009 (unaudited)

In thousands of reais, unless otherwise indicated

	Note	September 30, 2010	September 30, 2009

Cash generated from (used in) operating activities	19	668,927	301,859
Taxes paid		(26,719)	(86,967)
Interest paid		(232,397)	(262,167)

Net cash generated from (used in) operating activities		409,811	(47,275)

Cash flows from investing activities
Investments in restricted cash		(29,781)	(115,672)
Cash paid for business combination net of cash received (Note 1)		(9,044)
Proceeds from sale property, plant and equipment (PPE) / intangible		23,322	32,050
Purchases of property, plant and equipment (PPE)		(99,626)	(136,532)
Purchases of intangible assets		(96,009)	(69,920)
Purchases of assets of TAM Milor including TAM Brands (Note 1)		(98,433)
Deposits in guarantee
Reimbursements		18,438	37,767
Deposits made		(9,223)	(27,391)
Pre delivery payments
Reimbursements		112,493	67,500
Payments		(132,296)	(76,279)

Net cash (used in) investing activities		(320,159)	(288,477)

Cash flows from financing activities
Proceeds from sale of treasury shares upon exercise of stock options		2,357
Net cash received in a public offering of shares of subsidiary Multiplus		657,048
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor (Note 1)		72,963
Dividends paid – TAM S.A.		(233,325)
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus and Mercosur		(9,078)
Short and long-term borrowings
Issuance			63,572
Repayment		(144,055)	(146,072)
Debentures
Issuance			594,595
Repayment		(166,667)
Capital element of finance leases		(393,680)	(401,164)

Net cash (used in) provided by (used in) from financing activities		(214,437)	110,931

Net decrease in cash and cash equivalents		(124,785)	(224,821)

Cash and cash equivalents at beginning of the period		1,075,172	671,785

Cash and cash equivalents at end of the period		950,387	446,964

Supplementary information on cash flows:

Non cash investing and financing activities
– Acquisition of aircraft under finance lease		804,615	181,201
– Acquisition of assets of TAM Milor through issuance of shares (Note 1)		71.444

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Statement of Cash Flow
Nine month periods ended September 30, 2010 and 2009 (unaudited)

In thousands of reais, unless otherwise indicated

1             1     General Information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A., ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and also owns 94.98% of Transportes Aéreos del Mercosur S.A. ("TAM Airlines"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time in the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F BOVESPA) and in the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (“TAM Capital”), TAM Capital Inc, 2 (“TAM Capital 2”), TAM Financial Services 1 Limited (“TAM Financial 1”) and  TAM Financial Services 2 Limited (“TAM Financial 2”), all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (“TAM Viagens”) and TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”),, whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens and ownership of the TAM Brand, respectively.

The Company controls TP Participações Ltda. which on July 20, 2009, changed its name to TP Franchising Ltda.(“TP Franchising”) and modified its corporate purpose to the development of franchises. This company has not any activity since October 23, 2004, when it was established.

In the Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A.(“Multiplus”). Multiplus´s main activity is the development and management of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 05, 2010. See “Corporate Reorganization” below.

Since March 15, 2010, date on which its purchase was approved, the Company controls Pantanal Linhas Aéreas S.A. – “Pantanal”. See “Acquisition of Pantanal” below. Pantanal is under bankruptcy protection.

On July 13, 2010, TlA acquired TAM Milor. See “Acquisition of TAM Milor” below.

This condensed consolidated interim financial information statement, of TAM and its subsidiaries was approved by the Board of Executive Officers (Diretoria) on November 12, 2010.

Corporate Reorganization

During the second semester of 2009, the Company underwent a corporate reorganization that resulted in the creation of the subsidiary Multiplus. Multiplus is domiciled in Brazil, engaged in the development and management of customer loyalty programs, the creation of databases, the sale of reward redemption rights under customer loyalty programs, and the purchase of items related directly and indirectly with the development of the aforementioned activities.

The corporate reorganization had the purpose of segregating and transferring all of the TLA customer loyalty business to a separate company, providing more rationalization in the operational, administrative and financial structures of customer loyalty business of TLA, and greater efficiency, profitability and independence. The changes made can be represented as follows:

The accompanying notes are an integral part of this condensed consolidated interim financial information.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

Beginning on January 1, 2010, Multiplus assumed the exclusive management of the TAM Loyalty Program.

On February 3, 2010 Multiplus was listed as a publicly traded company under BMF&Bovespa. On February 5, 2010, the Company carried out an Initial Public Offering, obtaining proceeds for the gross the amount of R$ 692,385, which net of issue costs of R$ 35,337 and the related tax effect of R$ 12,014, resulted in a capital increase of R$ 669,062, through the issuance of 43,274,000 shares of common stock at the issue price of R$ 16.00 per share.

At the time of the public offering, transactions and results of Multiplus were not relevant and Multiplus had shareholders equity of less than R$ 1,000. As a result of the public offering TAM had its interest in Multiplus reduced from 100% to 73.17% while maintaining control. The sale of shares in the public offering resulted in an increase in the participation of non-controlling interest of R$ 179,947 and a reduction in the interest of TAM determined as follows:

Public offering

Shareholders equity of Multiplus before issuance of shares	970
Interest of TAM in Multiplus - %	100%
Interest of TAM in Multiplus	970

Shareholders equity of Multiplus after issuance of shares	676,415
Interest of TAM in Multiplus - %	73.17%
Interest of TAM in Multiplus	494,933

Increase in non-controlling interest	179,947
Transfer from non-controlling interest to equity attributable to equity share holders of TAM S.A.	489,115

The following table presents the disclosures required by accounting standards for increases in equity attributable to equity holders of TAM as result of transactions with non-controlling interests when control in the investee is maintained:

	Quarter ended September 30, 2010	Nine months ended September 30, 2010

Profit attributable to shareholders of TAM	740,025	527,363
Transactions with non-controlling interests:
Increase in shareholders equity of TAM, as a result of the public offering of Multiplus	489,115	489,115

Profit attributable to shareholders of TAM and transfers from non-controlling shareholders	1,229,140	1,016,478

Acquisition of Pantanal

On December 19, 2009 TAM announced and reported to the Comissão de Valores Mobiliários (“CVM”), the Brazilian securities commission and other appropriate authorities that it had agreed to purchase all shares of the regional airline company Pantanal. This acquisition, which has substantial strategic value in the view of management, has a purchase price of R$ 13 million, and R$ 3 million were paid in December 2009 as an advance and the remaining amount of R$ 10 million was paid in March 2010. This acquisition represents an important step towards transformation of the Company into a diversified business group in the civil aviation field, pursuant to its objective of constantly seeking out new opportunities for growth. On March 15, 2010 this acquisition was approved by the Agência Nacional de Aviação Civil (“ANAC”) the Brazilian civil aviation agency and on March 30, 2010 Pantanal’s authorization to operate was renewed to 2020.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

No contingent purchase price exists as result of the terms of the transaction and the selling shareholders did not grant any guarantees or indemnification rights with respect to contingent liabilities.

Pantanal had at the date of the acquisition a fleet of three ATR42-320 aircraft and operates out of São Paulo’s Congonhas Airport, performing regular passenger and cargo transportation services from São Paulo to six cities with medium-sized population in the states of São Paulo, Minas Gerais and Paraná. Its ATR42-320 aircraft regularly flies to and from Araçatuba, Bauru, Marília, Presidente Prudente, Juiz de Fora and Maringá. During 2009 it transported approximately 260 thousand passengers. On September 30, 2010, the Company has five ATR42-320 aircrafts.

After concluding the acquisition of Pantanal, the Company prepared an opening balance sheet as of February 28, 2010, where assets and liabilities of Pantanal were recorded under the purchase method, in compliance with CPC 15 - Business Combinations. Under this method, identifiable assets and liabilities were recognized at their fair value on the date of acquisition. As part of this process, items included in property and equipment of Pantanal were recorded at fair value.

The main components of the preliminary opening balance sheet as of February 28, 2010 are as follows:

	Balances at February 28, 2010 –Historical amounts	Acquisition adjustments	Opening balance sheet at, February 28, 2010 - Preliminary

Assets
Cash and cash equivalents	956		956
Accounts receivable	5,733		5,733
Inventories	7,765		7,765
Others accounts receivable	2,157		2,157
Property, plant and equipment	26,373	(12,392)	13,981
Intangible assets		124,927	124,927

Total	42,984	112,535	155,519

Liabilities
Current
Suppliers	5,440		5,440
Financial liabilities	16,284		16,284
Salaries and social charges	13,441		13,441
Deferred revenue	4,808		4,808
Taxes, charges and contributions	7,756		7,756
Provisions	7,386		7,386
Other current liabilities	2,886		2,886

Non-current
Fiscal recovery program	68,935		68,935
Contingencies	10,390		10,390
Other provisions	5,193		5,193

	142,519		142,519

Equity	(99,535)	112,535	13,000

Total	42,984	112,535	155,519

The main adjustments relating to the opening balance sheet as of February 28, 2010 were as follows:

R$ mil

Adjustments of property, plant and equipment to fair value	(12,392)
Intangible asset at fair value	124,927

112,535

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

On a preliminary basis management has identified as separable intangible assets the airport operation rights. Also on a preliminary basis management estimated the fair value of such intangible assets at R$ 124,927.Those rights are considered to have an indefinite useful life and are based on the expected profitability from operating scheduled flights from the relevant airports. TAM management assesses the impairment of those rights annually, or in a shorter period in the event of changes in circumstances.

The amount of intangible assets represents management best estimate based on current available information, Management expects to perform a valuation of certain additional assets and liabilities, including intangible assets and contingent liabilities, until the end of the year 2010 which may result in adjustments to the preliminary allocation.

Previous to the date of purchase, there were no relationships between TAM and Pantanal.

The following table presents revenue and loss of Pantanal consolidated in the financial statements of TAM from the date of purchase:

	Quarter ended September 30, 2010	Nine months period ended September 30,2010

Revenue	24,962	42,322
Loss for the period	(3,741)	(8,231)

Aquisition of TAM Milor

On July 13, 2010, the Board of Directors of the Company approved, the acquisition through its subsidiary TLA, of all shares of the shareholders of TAM Milor which are also shareholders of the Company.

TAM Milor is the holder of the brand “TAM” and other related brands ("TAM" Brands) which are used by the Company, by TLA and other related companies. The authorization to use the TAM Brands referred above by the Company and subsidiaries was formalized in a license agreement for use of trademarks, on March 10, 2005 as further detailed in Note 21.

Considering that TAM Milor does not meet the definition of a “business” the transaction has been accounted for as an acquisition of assets.

The consideration paid by TLA was comprised by: (a) a cash payment of R$ 25,481 on the date of the agreement, and (b) the issuance of a note payable by TLA to the selling shareholders for an amount of R$ 144,395 (Note 11 (d)).

Contemporaneously it has been agreed that Note payable by TLA would be contributed by the selling shareholders to TAM in exchange for 5,621,634 newly issued common shares of TAM. Also it has been agreed that at its turn TAM would contribute the Note to TLA in exchange for shares of TLA. Before and after the contribution of the Note to TLA TAM has call outstanding shares of TLA.

In order to avoid dilution of the other shareholders not contributing the Note and in accordance with Brazilian Corporate Law all other shareholders of the Company have the right to acquire from the Company part of the 5,621,634 newly issued common shares (proportional to their interest in the capital of the Company) through a cash payment (preference right). The proceeds from the issuance of such shares by the Company must be used to repay the  Note. As a result of this mechanism the selling shareholders of TAM Milor would receive in addition to the cash payment of R$ 25,481, the proceeds from the issuance of shares to other shareholders who exercised their preference right and the newly issued common shares not issued to other shareholders. The preference right was exercised by some shareholders which resulted in proceeds from the issuance of shares to them of R$ 72,963.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

As a result acquisition of TAM Milor resulted in the following consideration:

Paid in cash as result of the agreement	25,481
Paid in cash as repayment of the Note with proceeds from issuance of shares to other shareholders who exercised their preference rights	72,963
Sub-total paid in cash	98,444
Issuance of shares to selling shareholders as repayment of the Note	71,444
Total consideration on acquisition of TAM Milor	169,888

The amount in the transaction by TLA was R$ 169 million, basically related to the acquisition of the brand “TAM”, of which R$ 25 million of this amount will be paid in cash on signing date of the purchase and sale agreement of shares and the remaining R$ 144 million is financed through issuance of promissory notes in favor of the sellers, in which the increment of credit held in a capital increase of the Company within the limit of authorized capital (Note 11.c), being assured the right of preference to other shareholders. This right was exercised by the inflow of resources in the Company in the amount of R$ 73 million, as set out in corporate actions were transferred to the holders of the original claim.

The only relevant assets held by the entity acquired are the TAM Brands.

The assets of TAM Milor acquired have been recorded at its estimated fair value which also approximates the value of the cash paid plus the fair value of the common shares of TAM issued. The fair value of the TAM Brands has been estimated using income approach techniques through the use of estimated discounted cash flows and the valuation has been performed by specialized appraisers.

As of September 30, 2010 the Company was in the process of finalizing the processes required to issue the shares under Brazilian Corporate Law and for that reason the 5,621,634 common share certificates have not yet been issued. As a result the credit to equity resulting from the receipt of the assets of TAM Milor is recorded as of September 30, 2010 under “Other reserves – Advance for future capital  increase”. Upon issuance of the share certificates the amount will be reclassified to “Share Capital”.

2             2      Basis of  preparation

The condensed consolidated interim financial information for the three and nine month periods ended September 30, 2010 and 2009 has been prepared in accordance with Pronouncement CPC 21 – “Interim financial reporting”, issued by the Comitê de Pronunciamentos Contábeis (“CPC”), the Brazilian Accouting Pronuncements Committee.

                The consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2009, which have been prepared in accordance with pronouncements issued by the CPC and that were approved by the CVM. Standards issued by the CPC, fully converge with international standards issued by the International Accounting Standards Board - IASB.

TAM also prepares interim financial information in accordance with accounting practices adopted in Brazil (BRGAAP) applicable to the preparation of the Quarterly Information, consistent with the standards issued by the CVM on an unconsolidated parent-company basis. A reconciliation of net income for the nine months ended September 30, 2009 and equity as of September 30, 2009 between the unconsolidated parent company information and the consolidated information is presented in Note 23.

The condensed consolidated financial information is presented in thousands of Brazilian reais, except where indicated otherwise.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

2.1          Consolidation

All the entities in which the Company has investments are subsidiaries of the Company. Subsidiaries are all entities (including specific purpose entities) over which TAM has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether TAM controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to TAM. They are consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between the companies are eliminated. Unrealized losses are also eliminated but are considered as an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by TAM.

Companies included in the consolidated financial statements

			Ownership and voting power %
	Reporting date	Ownership	September 30, 2010	December 31, 2009

TLA	09.30.2010	Direct	100.00	100.00
TAM Viagens (i)	09.30.2010	Indirect	99.99	99.99
TAM Capital (i)	09.30.2010	Indirect	100.00	100.00
TAM Capital 2 (i)	09.30.2010	Indirect	100.00	100.00
TAM Financial 1 (i)	09.30.2010	Indirect	100.00	100.00
TAM Financial 2 (i)	09.30.2010	Indirect	100.00	100.00
Fundo Spitfire II (exclusive investment fund) (ii)	09.30.2010	Indirect	100.00	100.00
TP Franchising	09.30.2010	Direct	100.00	100.00
Mercosur	08.31.2010	Direct	94.98	94.98
Multiplus (iii)	09.30.2010	Direct	73.17	100.00
Pantanal (iv)	09.30.2010	Direct	100.00
TAM Milor (v)	09.30.2010	Indirect	100.00

(i)   TAM's investments are held indirectly through TLA.

(ii)  TAM's investment is held 30% directly and 70% through TLA.

(iii) See “Corporate reorganization”.

(iv) As mentioned in Note 1, the Company started controlling Pantanal on March 15, 2010. The condensed consolidated interim information for the period ended September 30, 2010 include the net loss of the months from March  to September of Pantanal.

(v)  See “Acquisition of TAM Milor”.

2.2          2.2          Recent accounting developments

(a)           (a) The following accounting standards and amendments to standards are mandatory for the year beginning in January 2010 and have been applied by TAM:

  CPC 03 (R2) “Statement of Cash Flows” (amendment), effective for periods beginning on or after January 1, 2010. It requires that only expenditures that result in the recognition of an asset in the balance sheet be classified as investing activities. The application of this standard did not have any material impact.

  CPC 01 (R1) “Impairment of Assets” (amendments) – When the fair value less costs to sell is calculated based on discounted cash flows, disclosures equivalent to those for calculation of the value in use should be made, as well as the clarification that the largest cash generating unit to which to the goodwill should be allocated is an operating segment. The application of this standard did not have any material impact.

  CPC 05 (R1) “Related-Party Disclosures”. This standard excludes the requirement for public or mixed-economy companies to disclose details of the transaction with the federal government or with public or mixed-economy companies.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

(b)               (b)      The following new standards, amendments to standards or interpretations were issued by the International Accounting Standards Board – IASB and CPC has already prepared exposure drafts of amendments to its standards following the same criteria than in the standard amendments or interpretations issued by the IASB and have submitted those standards to the public hearings. However no final standards have yet been issued and therefore, its application is not permitted in Brazil until his approval:

•           CPC 06 (R1) equivalent to IAS 17 “Classification of leases of land and buildings”, effective for periods beginning on or after January 1, 2010. Elimination of the guidance in relation to lease of land to eliminate the inconsistency with the general principles of IAS 17.

•           CPC 04 (R1) equivalent to IAS 38 “Intangible Asset” (amendment), effective for periods beginning on or after January 1, 2010. It clarifies guidance in measuring the fair value of intangible assets acquired in a business combination.

(c)         (c) The following interpretations and amendments to existing standards were published by the International Accounting Standards Board – IASB, but there is no equivalent standard issued by the CPC and as a result their application in Brazil is not permitted. The CPC is committed to reviewe and update all its standards and interpretation in order for then to be fully converged with the international accounting standards issued by the IASB:

•           IFRS 1 (amendment) – “Oil and Gas Assets and Classification of Lease”, effective for periods beginning on or after January 1, 2010.

•           IFRS 2 (amendment) – “Cash-Settled Shared-Based Payment”, effective for periods beginning on or after January 1, 2010. The revised standard clarifies how to determine share-based payment transactions in the consolidated and in the separate financial statements of subsidiaries.

•           IFRS 3 (amendment) – “Business combination” – effective for periods beginning after July 01, 2010.

•           IFRS 7 (amendment) – “Financial instruments disclosures” – improvements. The alteration was issued in May, 2010 applicable for periods beginning after July 01, 2010.

•           IAS 1 (amendment) – “Presentation of financial statements” – It clarifies that a possible settlement of a liability through the issuance of shares is not significant for its classification as current or non-current, effective for periods beginning on or after January 1, 2010 and other clarifications about equity information applicable for the periods beginning after January 01, 2011

•           IAS 32 (amendment) – “Classification of Rights Issues”, effective for periods beginning on or after February 1, 2010.

•           IFRIC 14, IAS 19 - “The Limits on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, effective for periods beginning on or after January 1, 2011. This standard removes an unintentional consequence of IFRIC 14 related to voluntary advance payments when there is a minimum funding requirement.

•           IFRIC 19 – “Extinguishment of Financial Liabilities with Equity Instruments”, effective for transactions carried out on or after July 1, 2010. This standard clarifies the accounting treatment when an entity renegotiates the terms of its debts and as a result the liability is extinguished upon the issuance, by the debtor, of shares of its capital on behalf of the creditor.

•           IFRS 9 – “Financial Instruments” (effective for periods beginning on or after January 1, 2013) – The standard specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified based on the entity´s financial asset management model and the characteristics of the contractual cash flow of assets. All financial assets will be initially measured at fair value and subsequently measured at fair value or amortized cost.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

3             3            Accounting policies

Except as described below, the accounting policies applied are consistent with those of the consolidated annual financial statements for the year ended December 31, 2009, prepared in accordance with accounting practices adopted in Brazil.

Management assesses quarterly if the recorded amount of flight equipment differs materially from the amount that would be determined if the fair value was used. When it is concluded that the carrying amount is significantly different from the fair value, management internally estimates the fair value in each quarter, instead of using independent appraisal reports. During the three and nine months ended September 30, 2010, there were no significant changes in the fair value when compared to December 31, 2009.

4            Financial risk management

4.1         Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other assignments:

•         Decide on the increase in the hedge percentage levels, based on TAM strategic issues, and monitor the comparison between budgeted, TAM and market scenarios;

•         Manage and monitor the risk exposure;

•         Monitor the compliance with the hedge policy;

•         Decide on the market risk exposure level;

•         Establish financial limits for all institutions authorized to carry out hedge transactions;

•          Monitor the performance of hedge transactions,

Derivatives, when contracted, are used in line with TAM's policies, considering liquidity, expected impact on TAM's results and cash flows and cost/benefit analysis of each position taken. Controls over the use of derivatives include ensuring that the derivatives contracted are in line with market rates. All of the derivatives entered into are to mitigate TAM's risk exposures and are not used for speculation.

(a)   (a)     Market risks

The Company is exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices, Such variations can negatively affect its cash flow and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and requires that counterparties have investment grade credit rating as condition for entering into the transactions.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

(i)    Risks relating to variations in the price of jet fuel

        (i.1) General policy

One of the most important financial risks of airline companies is the volatility in fuel prices. Fuel represented 39.0% and 34.3% of operating costs for the three and nine months periods ended September 30, 2010 (09.30.2009 – 30.2% and 27.9%).

The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following twenty-four months and minimum levels of 20% of the consumption projected for the first twelve months and 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

(i.2)   Characteristics of the derivatives instruments used

In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM aims to reduce the volatility in its kerosene price by using derivatives based on crude oil (West Texas Intermediate or "WTI"). WTI is highly correlated with TAM’s average Jet Fuel Price. This strong fundamental and statistical relationship, coupled with the fact that crude oil is arguably the most actively traded commodity, led TAM to elect WTI as the main underlying for its fuel hedging program. At September 30, 2010 all financial instruments entered into are “over the counter”. Due to the restructuring of the maturity of certain of its derivatives, which took place in the first quarter of 2009, and third quarter of 2010, TAM has agreed to deposit a portion of the fair value of some of those restructured derivatives as collateral. Financial instruments posted as collateral are included in the statement of financial position under “Restricted Cash” and “Financial assets at fair value through profit and loss” and its carrying amount is R$ 125 million at September 30, 2010 (12.31.2009 - R$ 96 million).

All the counterparties are rated as “low risk of credit” by the main credit-rating agencies (Standard & Poors, Fitch e Moody’s).

As TAM does not hedge 100% of its expected fuel needs with derivatives, any increase in kerosene prices will not be completely offset by changes in the fair value of derivatives; similarly decreases in kerosene prices will have a net benefit to TAM as they will not be fully offset by change in the fair value of the derivatives.

(i.3)   Restructuring of derivatives during 2010

In the third quarter of 2010, the Company made a new restructuring of certain of its derivative, whose market value was R (155) million at June 30, 2010. The restructuring comprised (i) extending the maturity date of derivatives and the spreading the new maturities over a longer period, extending the term of derivatives, and (ii) reducing the exercise prices. With this action, the Company sought to extend the coverage period of hedge transactions, adjusting its level of derivatives to the minimum levels required by the policy.

The coverage profile, which was concentrated in the second half of 2010, before the restructuring was then distributed over 2011 and 2012, including a small coverage in the first quarter of 2013. For the 12 months, from September 30, 2010 the coverage comprises 24% of the anticipated consumption. The average strike price for transactions currently outstanding maturing in the same period is US$ 87 per barrel. The restructuring of the derivatives represented a reduction of approximately US$ 60 million (not reviewed by independent auditor) of expected disbursement.

       Derivative financial instruments used as hedge of changes in jet fuel prices were accounted for at fair value, with unrealized gains and losses recognized in the income statement. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value. Consequently, the impacts of the restructuring of derivatives have been recognized in the income statement. The Company is assessing the possibility of applying hedge accounting for new derivatives to be entered into in future periods.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

           (i.4)     Outstanding positions of derivatives

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	September 30, 2010	December 31, 2009
% of coverage anticipated for the next 12 months	24%	23%
Average strike price for outstanding derivatives	US$ 87/bbl	US$ 115/bbl
Market price of WTI	US$ 80/bbl	US$ 79/bbl

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity:

	2010	2011	2012	2013	Total

At December 31, 2009
Notional amount – thousands of barrels	3,429	145			3,574
Fair value – R$ thousand	(214,673)	(6,288)			(220,961)

At September 30, 2010
Notional amount – thousands of barrels	785	3,985	2,710	150	7,630
Fair value – R$ thousand	(19,702)	(52,658)	(30,340)	(1,165)	(103,865)

TAM only contracts derivatives with counterparties which have an investment grade rating issued by S&P, Moody’s or Fitch. The distribution of fair values by credit rating of counterparties is as follows:

September 30, 2010 Fair value of derivatives

AAA*	(56,374)
AA+, AA or AA-*	(24,151)
A+, A or A-*	(23,340)

(103,865)

*The ratings can be expressed both in the global scale and in local currency. Each agency has a slightly different way to present rating; the table above unifies the presentations in that what we believe is the most well known rating international scale.

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 30.9 million / US$ 35.1 million (equivalent to R$ 52.3 million / R$ 59.4 million at September 30, 2010) in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income; in terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed over 2010, 2011, 2012 and 2013.

        (ii)   Exchange rate risk

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to hedge against a possible appreciation or depreciation of the Real against the U.S. dollar.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

In view of the restructuring of derivatives made in the first quarter of 2009, one of the counterparties required a deposit denominated in dollars as guarantee. As deposits in foreign currency are not permitted in Brazil, a non-deliverable Forward (Buy R$ / Sell US$) was entered into and also provided as collateral for the notional amount of the deposit.

At September 30, 2010, if the Brazilian Real had weakened/strengthened by 10% against the U.S. dollar with all other variables maintained constant, the financial result would have been approximately R$ 549 million higher/lower, mainly as a result of foreign exchange gains/losses on U.S. dollar denominated trade receivables, U.S. dollar denominated financial assets, and foreign exchange gains/losses on translation of U.S. dollar-denominated borrowings and finance leases.

Our flight equipment is recorded in these financial statements at its revalued amounts in Brazilian Reais, which is our functional currency and the currency in which we present our financial statements.  As a result, while the U.S. dollar market price of a specific aircraft or piece of flight equipment may remain the same over time, because of fluctuations in the exchange rate between the U.S. dollar and Brazilian Real, the amount we record in Brazilian Reais in our financial statements may change.  If the fair value of aircraft or flight equipment as of a certain date is lower than its historical cost, we recognize a loss in our income statement under "Losses on revaluation of aircraft recognized in income statement".  If the fair value subsequently increases, we reverse that loss up to the extent originally recognized.

On April 2010, the Treasury Department obtained authorization from the Risk Committee to enter into short-term currency hedge transactions.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below:

2010

At December 31, 2009
Notional amount – US$ (Citibank) (thousand)	31,240
Fair value – R$	(21,054)

At September 30, 2010
Notional amount – US$ (Citibank) (thousand)	33,240
Fair value – R$	(27,530)

(iii)         (iii) Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI).

A hypothetical 100 basis point increase in US$ LIBOR interest rates for the nine-month period ended September 30, 2010 would increase its aircraft rental and interest expense, in the six-month period, by approximately US$ 25 million (equivalent to R$ 43 million at September 30, 2010).

A hypothetical 100 basis point increase in domestic market (CDI) interest rates the nine-month period ended September 30, 2010 would increase its interest expense on borrowings, in the nine month period, by approximately R$ 9 million.

The Company does not have financial instruments to hedge the cash flow against fluctuations in interest rates.

(b)      Credit risk

Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held from financial institutions generated by financial investment operations. Management does not currently expect any significant losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB-(Baa3) issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

(c)      Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial liabilities
At September 30, 2010
Finance lease obligations	684,683	805,359	1,752,808	2,244,620	5,487,470	(692,977)	4,794,493
Borrowings	515,861	13,407	3,771	7,185	540,224	(19,838)	520,386
Debentures	239,185	318,333	328,887	220,000	1,106,405	(158,684)	947,721
Senior notes	107,828	101,673	250,501	1,259,772	1,719,774	(697,035)	1,022,739
Other (i)	829,412				829,412		829,412
Refinanced taxes payable under Fiscal Recovery Program	24,873	58,006	112,400	639,551	834,830	(481,863)	352,967

At December 31, 2009
Finance lease obligations	616,179	1,238,520	1,575,462	1,801,641	5,231,802	(710,857)	4,520,945
Borrowings	466,687	33,039	3,625	6,991	510,342	(13,054)	497,288
Debentures	396,392	826,373	142,382		1,365,147	(253,683)	1,111,464
Senior notes	81,418	171,634	259,782	1,317,106	1,829,940	(790,215)	1,039,725
Other (i)	738,588				738,588		738,588
Refinanced taxes payable under Fiscal Recovery Program	23,947	54,644	102,114	529,055	709,760	(367,255)	342,505

Derivative instruments liabilities
At September 30, 2010
Fuel price risk	(60,462)	(43,161)	(5,511)		(109,134)		(109,134)
Exchange rate risk	(27,530)				(27,530)		(27,530)

At December 31, 2009
Fuel price risk	(214,673)	(6,288)			(220,961)		(220,961)
Exchange rate risk	(21,054)				(21,054)		(21,054)

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

(i)   The amount is recorded under: Suppliers and salaries and social charges.

4.2      Fair value estimation and fair value hierarchy

The Company applies the procedures defined in the CPCs 38, 39 and 40 for financial instruments measured at fair value, which requires disclosere of fair value measurement by level following the hierarchy below:

  Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

  Information, other than quoted prices, included within Level 1 that are adopted by the market for the asset or liability, either directly (such, as prices) or indirectly (that is, derived from prices) (Level 2).

  Inputs for assets or liabilities that are not based on the observable data in the market (such as unobservable inputs) (Level 3). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category.

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

		September 30, 2010			December 31, 2009

	Level 1	Level 2	Total	Level 1	Level 2	Total

Financial assets at fair value through profit and loss
Brazilian government securities	756,396		756,396	740,209		740,209
Corporate securities		312,141	312,141		93,234	93,234
Bank deposit certificate – CDB		32,750	32,750		46,696	46,696
Other bank deposits		171,941	171,941		130,883	130,883

	756,396	516,832	1,273,228	740,209	270,813	1,011,022

Derivative financial assets
Fuel hedge – WTI		5,268	5,268

		5,268	5,268

Derivative financial liabilities Liabilities
Fuel hedge – WTI WTI		(109,134)	(109,134)		(220,961)	(220,961)
Foreign exchange derivatives		(27,530)	(27,530)		(21,054)	(21,054)

		(136,664)	(136,664)		(242,015)	(242,015)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during in the period ended September 30, 2010.

The financial instruments recognized at fair value are determined as follows:

Financial assets measured at fair value through profit and loss:

  Certificates of deposits and other bank deposits - Fair value has been estimated by discounting estimated cash flows using as input interest market rates.
  Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available and correspond to transactions in an active market.
  Corporate securities – Correspond, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flows using interest rates when actual transactions are not available.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

Derivative financial instruments not traded in an exchange, for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

4.3   Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

TAM monitors capital on the basis of the leverage ratio measured as net debt as a percentage of total capital. Net debt is defined as the total of loans and borrowings, including debentures and senior notes plus lease agreements, including operating lease commitments net of cash and cash equivalents and short-term financial assets. We define total capital as the total of shareholders’ equity and net debt as defined above:

	September 30, 2010	December 31 , 2009

Cash and cash equivalents	(950,387)	(1,075,172)
Financial assets at fair value through profit and loss	(1,273,228)	(1,011,022)
Borrowings	520,386	497,288
Debentures and senior notes	1,970,460	2,151,189
Operating lease commitments (Note 20)	1,213,977	1,512,986
Finance lease obligations	4,794,493	4,520,945

Net debt (1)	6,275,701	6,596,214

Total equity	1,864,632	498,415

Total capital (2)	8,140,333	7,094,629

Leverage ratio (1) / (2)	77.1%	93.0%

The decrease in the leverage ratio during the nine months ended September 30, 2010 resulted from proceeds from: (a) the increase in equity resulting from profit for the period, and (b) the increase in equity resulting from issuance of shares of Multiplus and also from issuance of shares for the acquisition of the assets of TAM Milor. Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2010 fiscal year. The company is not subject to any externally imposed capital requirement.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

5             Trade accounts receivable

(a)    (a)       Breakdown of balances

			September 30, 2010		December 31, 2009
	Domestic	International (*)	Total	%	Total	%

Credit cards	1,010,161	56,624	1,066,785	60.9	767,581	63.8
Travel agents	246,145	58,189	304,334	17.4	225,590	18.8
Partners – TAM Loyalty Program - Multiplus	60,498		60,498	3.5	51,742	4.3
On current account	14,037	618	14,655	0.8	46,016	3.8
Cargo	7,912	61,386	69,298	4.0	61,198	5.1
Other	221,835	14,575	236,410	13.4	50,261	4.2

Total	1,560,588	191,392	1,751,980	100.0	1,202,388	100.0

Provision for impairment	(68,078)	(33,704)	(101,782)		(80,409)

Total	1,492,510	157,688	1,650,198		1,121,979

(*) At September 30, 2010 includes R$ 23,105 (12.31.2009 – R$ 57,638) denominated in US Dollars, R$ 71,491 denominated in Euros (12.31.2009 – R$ 81,473), R$ 12,517 denominated in pounds  sterling  (12.31.2009 – R$ 11,308) and the remaining balance is composed of various currencies.

(b)       (b)     Aging list – Receivables by due date

Breakdown
	September 30, 2010%		December 31, 2009%

Not yet due	1,425,947	81.4	1,063,035	88.4
Overdue
Up to 60 days	78,205	4.5	29,493	2.5
From 61 to 90 days	22,131	1.3	5,740	0.5
From 91 to 180 days	81,418	4.6	10,321	0.9
From 181 to 360 days	19,456	1.1	12,093	1.0
Over 360 days	124,823	7.1	81,706	6.8

	1,751,980	100.0	1,202,388	100,0

(c)     Provision for impairment of trade receivables

	September 30, 2010	December 31, 2009

Balance at the beginning of the period	80,409	74,676

Charge for the period	27,868	10,398
Amounts reversed	(6,495)	(4,665)

Balance at the end of the period	101,782	80,409

The additions and recovery of accrued receivables were included in "Cost of services rendered" in the statement of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

6              (6)             Deferred Income Tax and Social Contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against tax debts and provided that they refer to the same tax authority,

The movement in deferred income tax and social contribution assets and liabilities during the period ended September 30, 2010, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax and social contribution asset	December 31, 2009	Charged/(credited) to the income statement/equity	September 30, 2010

Income tax loss carry forwards	82,418	12,669	95,087
Social contribution carry forwards	42,638	(9,735)	32,903
Temporary differences:
Provision for derivatives loss	65,002	(22,271)	42,731
Provision for contingencies	203,935	(114,238)	89,697
Allowance for losses on inventories and receivables accounts	23,487	(11,421)	12,066
Deferred income from sale and leaseback Transactions	39,221	(8,182)	31,039
TAM loyalty program	203,479	(92,587)	110,892
Gain/(Losses) of revaluation of aircraft	372,245	(26,280)	341,965
Finance leases	(389,606)	(24,924)	(414,530)
Others	38,905	6,031	44,936

Total deferred income tax and social contribution asset	681,724	(290,938)	390,786

Deferred income tax and social contribution liability

Revaluation reserve (Note 12)	(60,428)	4,718	(55,710)

Total deferred income tax and social contribution liability	(60,428)	4,718	(55,710)

Total deferred income tax and social contribution netted	621,296	(286,220)	335,076

	December 31, 2009	September 30, 2010

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	36,958	40,209
Deferred income tax and social contribution expected to be recovered after more than 12 months - Netted	584,830	294,867

Total deferred income tax and social contribution netted	621,788	335,076

All movements in deferred income tax and social contribution are recognized in the income statement except for certain amounts recognized in the revaluation reserve as shown in note 12.

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable.

No deferred tax assets were recognized on the deductible temporary differences and tax losses for the newly acquired subsidiary Pantanal.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

No tax credits were recognized on the tax losses of foreign subsidiaries in the amount of R$ 20,575 (September 30, 2009 – R$ 21,489).

Deferred income tax and social contribution are presented at their net amounts as if the entire reported amount corresponded to a single legal entity.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine month periods ended September 30

In thousands of reais, unless otherwise indicated

7             Property, Plant and Equipment

	Flight equipment	Land and buildings	Computer equipment	Machinery and equipment	Other	Construction in progress	Pre-delivery payments	Total

Net book amount December 31, 2009	5,955,932	219,970	47,746	77,721	106,294	12,154	490,679	6,910,496

Cost	8,357,484	259,859	149,827	135,559	190,266	12,154	490,679	9,595,828
Accumulated depreciation	(2,401,552)	(39,889)	(102,081)	(57,838)	(83,972)			(2,685,332)

Net book amount January 01, 2010	5,955,932	219,970	47,746	77,721	106,294	12,154	490,679	6,910,496

Acquired on acquisition of Pantanal at fair value (i)	13,208		90	71	612			13,981
Reimbursement of pre delivery payments							(161,014)	(161,014)
Additions	931,155	844	3,368	7,827	11,917	2,988	174,438	1,132,537
Transfer	80,807	7,997		(8,633)	3,279	(8,265)	(75,185)
Disposals/write-offs	(58,511)	(12)	(976)	(316)	(3,525)			(63,340)
Capitalized interest							5,395	5,395
Other (ii)		50	(2)	8				56
Depreciation	(382,420)	(4,361)	(13,816)	(8,827)	(13,721)			(423,145)

Net book amount September 30, 2010	6,540,171	224,488	36,410	67,851	104,856	6,877	434,313	7,414,966

Cost	9,324,143	268,738	152,307	134,516	202,549	6,877	434,313	10,523,443
Accumulated depreciation	(2,783,972)	(44,250)	(115,897)	(66,665)	(97,693)			(3,108,477)

Net book amount September 30, 2010	6,540,171	224,488	36,410	67,851	104,856	6,877	434,313	7,414,966

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months periods ended September 30, 2010 and 2009 and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(i)                   Refers to the initial balance of Pantanal. The movements after the date of acquisition are included in the corresponding line items.

(ii)                 Includes fixed assets acquired in the purchase of TAM Milor.

During the nine-month period ended September 30, 2010, the Company received 11 aircraft. Nine aircraft lease were classified as finance leases and two aircraft A320 was classified as operational leases.

The Properties and improvements of TLA are pledged as collateral for loans in the total amount of R$ 110,499 (12.31.2009 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The Company reviewed the useful life of their flight equipment and concluded that the change in estimated useful life brought no material impact. The recognition and disclosure will take place in the disclosure of annual report.

8            Financial Liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

		Fair value	Carrying value
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
Current
Finance lease obligations	565,334	497,147	565,334	497,147
Senior notes	23,238	12,064	22,059	13,040
Borrowings	479,401	523,989	499,486	458,602
Debentures	195,436	281,738	184,843	275,896

	1,263,409	1,314,938	1,271,722	1,244,685

Non-current
Finance lease obligations	4,229,160	4,023,798	4,229,159	4,023,798
Senior notes	1,054,171	949,846	1,000,680	1,026,685
Borrowings	20,060	44,202	20,900	38,686
Debentures	806,598	853,256	762,878	835,568

	6,109,989	5,871,102	6,013,617	5,924,737

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

 Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

8.1          Finance lease obligations

	Monthly payments expiring	September 30, 2010	December 31, 2009

Local currency
IT equipment	2012	21,859	34,832

Foreign currency –
Aircraft	2022	4,625,082	4,319,859
Engines	2017	143,510	160,657
Machinery and equipment	2012	4,042	5,597

		4,794,493	4,520,945

Current		(565,334)	(497,147)

Non-current		4,229,159	4,023,798

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

Year	September 30, 2010	December 31, 2009

No later than one year	684,683	616,179
Later than one year and no later than five years	2,558,167	2,813,982
Later than five years	2,244,620	1,801,641
Effect of discounting	(692,977)	(710,857)

	4,794,493	4,520,945

At September 30, 2010, the Company through its subsidiaries TLA, Mercosur and Pantanal, has 76 aircraft (12.31.2009 – 66 aircraft) under finance leases.

8.2         Senior Notes

	September 30, 2010	December 31, 2009

TAM Capital, Inc. (i)	516,856	520,681
TAM Capital 2, Inc. (ii)	505,883	519,044

	1,022,739	1,039,725

Current	(22,059)	(13,040)

Non-curent	1,000,680	1,026,685

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

 Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(i)     (i) On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with a nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring in debt issuance costs R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)

(ii) On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with a nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015 and at specified redemption dates thereafter. In the event of early repayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

 Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

8.3      Borrowings

(a)     Balance composition

	Guarantees	Interest rate (effective rates for 2010 and 2009)	Payment term and the year of last payment	September 30, 2010	December 31, 2009
Local currency

FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p,a. and 10.8%p.a.)	Monthly until 2011	17,437	28,655
FINEM –Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. 10.5% p.a.)	Monthly until 2012	2,543	4,023
Others			Monthly until 2013	5,427	6,533

				25,407	39,211
Foreign currency

FINIMP	Promissory notes from a minimum of US$ 1,663 thousand to a maximum at US$ 13,933 thousand	Annual LIBOR + 2.15% p.a. to 5.7% p.a. (4.3% p.a. and 5.3% p.a.)	Annual until 2011	442,341	284,760
International Finance Corporation – IFC	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR 1.6% p.a.(1.1% p.a. and 3.0% p.a.)	Half-yearly until 2010		7,247
International Finance Corporation – IFC (Working capital)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	9,886	12,476
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,214	9,898
Financing – Pre-delivery payment	Unconditional guarantee	Monthly LIBOR + 0.6% p.a, (0.3% p,a and 2.6% p,a)	Monthly until 2011	29,493	139,870
Others				4,045	3,826

				494,979	458,077

				520,386	497,288

			Current	(499,486)	(458,602)

			Non -current	20,900	38,686

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate,

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

Non-current maturities are as follows:

Year	September 30, 2010	December 31, 2009

2011	6,243	24,791
2012	6,067	5,697
2013	1,068	860
2014	708	727
After 2014	6,814	6,611

	20,900	38,686

8.4         Debentures

	September 30, 2010	December 31, 2009

TAM S.A. (i)	338,640	517,306
TAM Linhas Aéreas S.A. (ii)	609,081	594,158

	947,721	1,111,464

Current	(184,843)	(275,896)

Non-current	762,878	835,568

Non-current maturities are as follows:

Year	September 30, 2010	December 31, 2009

2011		349,057
2012	263,990	349,162
2013	98,888	137,349
2014	100,000
After 2015	300,000

	762,878	835,568

(i)    TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with a nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at the rate equivalent of 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At September 30, 2010 the effective interest rate was 11.09% (12.31.2009 – 10.32%).

The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010, when the debentures will start to be amortized and the first date of measurement will be December 31,2010.

(ii)   TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series with a nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of R$ 7,631. On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments with the date for the first repayment of principal originally due on July 24, 2010 to January 24, 2012. The cost of this renegotiation was R$ 3,000.

Payment of interest has been modified from monthly payments to semiannual payment, at a rate equivalent to 124% of the CDI (effective interest rate at the date of issuance of 13.2%), calculated and published by CETIP (The custodian and liquidation agent). The effective interest rate was 14.7% p.a for period ended September 30, 2010 (12.31.2009 – 11.5%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

9             Derivative Financial Instruments

	September 30, 2010	December 31, 2009
Assets
West Texas Intermediate crude oil derivatives
Seagulls	2,458
Collar	2,810

	5,268

Current	(1,629)

Non-current	3,639

Liabilities
West Texas Intermediate crude oil derivatives
Swaps	1,703	138,208
Seagulls	101,715	52,974
Collar	5,716	29,779
Foreign currency forwards
Swaps	27,530	21,054

	136,664	242,015

Current	(87,992)	(235,727)

Non-current	48,672	6,288

The derivative financial instruments included above are described in Note 4.

10         10            Provisions

(a)    Changes in the reserve for contingencies

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at September 30, 2010 and December 31, 2009, the value of provisions and the corresponding judicial deposits recognized were as follows:

	December 31, 2009	Recognized on acquisition of Pantanal	Additional Provisions (Deposits)	(Reversals)	Payments	Financial charges	September 30, 2010

Additional tariff (i)	515,463		39,895	(585,914)		30,556
Airline staff fund (ii)	135,089		20,726			7,509	163,324
Labor contingencies	18,676	1,200	4,115		(3,225)	1,785	22,551
Civil litigation	67,379		17,685	7,585	(449)		92,200
Other tax contingencies	40,222	9,190	3,609	(7,585)	(5,508)	690	40,618
Total	776,829	10,390	86,030	(585,914)	(9,182)	40,540	318,693

(-) Judicial deposits	(110,256)	(267)	(18,528)	2,844	113		(126,094)

Total	666,573	10,123	67,502	(583,210)	(9,069)	40,540	192,599

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(b)      Summary of the main reserve for contingencies

(i)   Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

     In September 2010, the Supremo Tribunal de Justiça (Superior Court of Justice) confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% on the air fare for all tickets sold by the regular domestic lines.

     In the light of such event, the Company reversed the accounting provision thereof on R$ 586,914 (R$ 439,437 net of income tax and social contribution), related to the period from June 2001 up to August 2010. The reversal has been recognized in the statement of income in the following line items and for the following amounts:

Nine months ended September 30, 2010

Revenue - Sales taxes and other deductions	39,895
Operating expenses - General and administrative expenses	364,854
Finance costs	181,166
Deferred income tax	(146,478)

439,437

The impact of this reversal in the Company´s net income did not have any impact on the cash flows of the Company.

(ii)  Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims for which the probability, of loss estimated by management based on advice from legal counsel, is considered possible for which no provision was recorded.

	September 30, 2010	December 31, 2009

Civil litigation	27,986	31,915
Labor contingencies	292,097	231,257
Tax contingencies	760,548	690,770

	1,080,631	953,942

10         11            Share Capital

(a)           (a)       Authorized capital

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

At September 30, 2010 the authorized capital was R$ 1,200,000 (12.31.2009 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

(b)          Subscribed share capital

At September 30, 2010 the subscribed share capital is comprised of 150,585,147 shares (12.31.2009 – 150,585,147) fully paid nominative shares without nominal value, of which 50,195,049 (12.31.2009 – 50,195,049) are common shares and 100,390,098 (12.31.2009 – 100,390,098) are preferred shares.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85% (not reviewed by independent accountants).

(c)          Payment of dividends and interest on own capital

On April 30, 2010, the Annual General Meeting has approved to distribute complementary dividends in the amount of R$ 211,722. The total payment in the semester was R$ 233,325.

During the period ended September 30, 2010, the subsidiaries TAM Mercosur and Multiplus made payments of dividends and interest on capital of R $ 9,077.

(d)         Advance for future capital increases

As further described in Note 1 in July 30, 2010, the Board of Directors approved a Company´s capital increase through the private issuance of common shares within the limit of authorized capital. From the total amount of R$ 144,407 recorded as future capital increase, the Board of Directors approved R$ 144,395 on November 5, 2010, the amount of R$ 144.395. The capital increased through the issuance of 5,621,534 new ordinary shares by the amount of R$ 144,395 from R$ 675,497 to R$ 819,892

The capital increase results from the acquisition of TAM Milor as explained in Note 1.

12          Revaluation reserve

The revaluation reserve represents the amount by which the carrying value (revalued amount) of certain property, plant and equipment (flight equipment) exceeds its historical cost.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

	Revaluation reserve, gross of tax	Deferred tax	Revaluation reserve, net of tax

At December 31, 2009	176,932	(60,428)	116,504

Revaluation – through equity
Depreciation recognized in the statement of income	(13,878)	4,718	(9,160)

At September 30, 2010	163,054	(55,710)	107,344

13           Other Reserves

	September 30, 2010	December 31, 2009

Share premium	74,946	74,946
Legal reserve	49,134	49,134
Treasury shares (i)	(6,308)	(11,370)
Cumulative translation adjustments	(16,794)	(16,796)
Stock options	47,253	35,669
Advance for future capital increase (Note 11 (d))	144,407
Transfer from non-controlling interests – the Public Offering of Multiplus (ii)	489,115

	781,753	131,583

(i)            (i)          Treasury shares

The movement of treasury shares during the year ended September 30, 2010 is presented below.

	Quantity of shares	Thousands of Reais	Average price per share - Reais

At December 31, 2009	402,311	11,370	28.26

Sale of treasury shares	(179,135)	(5,062)	28.26

At September 30, 2010	223,176	6,308	28.26

During the nine months ended September 30, 2010, 179,135 shares held as treasury were sold to beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (AGE) of May 16, 2005.

The market value of the shares based on the closing quote in the São Paulo stock exchange for the nine months ended September 30, 2010, is R$ 38.31 (12.31.2009 – R$ 38.21) per preferred share.

(ii)          Transfer from non-controlling interests

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

Refers to the transfer from non-controlling interests on the issuance of shares representing 26.83% of Multiplus. As required by CPC 35, “Consolidated and Separated Financial Statements’, the changes in the Company’s ownership interest in Multiplus did not result in loss of control and, therefore, it was recognized as a capital transaction, directly in the Company’s shareholders’ equity. See note 1.

14           14       Revenue

TAM had no major customers which represented more than 10% of revenues in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

(a)           (a)        By type of service rendered

	Quarter ended		Nine months ended		Variation (%)
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	Quarter	Nine month period
Domestic
Passenger	1,465,670	1,307,025	4,290,313	4,035,830	12.1	6.3
Cargo	128,349	113,693	371,031	321,626	12.9	15.4

	1,594,019	1,420,718	4,661,344	4,357,456	12.2	7.0

International
Passenger	903,376	663,489	2,451,302	2,044,243	36.2	19.9
Cargo	147,822	124,364	445,851	339,714	18.9	31.2

	1,051,198	787,853	2,897,153	2,383,957	33.4	21.5

Others
Loyalty Program	58,552	116,196	301,303	425,292	(8.4)	(29.4)
Travel and tourism agencies	14,329	12,138	41,737	46,764	18.1	(10.7)
Others (includes expired tickets)	296,414	133,240	547,564	331,177	86.6	65.6

	369,295	261,574	890,604	803,233	41.2	10.9

Total gross	3,014,512	2,470,145	8,449,101	7,544,646	22.0	12.0

Sales taxes and other deductions	(75,712)	(88,956)	(295,009)	(276,096)

Revenue	2,938,800	2,381,189	8,154,092	7,268,550

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(b)    By geographic location of the Company’s destinations

	Quarter ended		Nine months ended		Variation (%)
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	Quarter	Nine month period

Brazil	2,526,161	1,682,294	7,181,736	5,160,691	50.2	39.2
Europe	253,219	376,075	582,988	1,124,957	(32.7)	(48.2)
North America	156,755	206,295	447,802	617,092	(24.0)	(27.4)
South America (excluding Brazil)	78,377	205,481	236,575	641,906	(61.9)	(63.1)

Total gross	3,014,512	2,470,145	8,449,101	7,544,646	22.0	12.0

Sales taxes and other deductions	(75,712)	(88,956)	(295,009)	(276,096)

Revenue	2,938,800	2,381,189	8,154,092	7,268,550

(c)      (c)     Seasonality

The following table presents our revenue in the first, second and third quarters of 2010 and 2009 as a percentage of annual revenue for the year ended December 31, 2009.

	% of 2009 net revenue
	2010	2009

First quarter	26.7	26.8
Second quarter	26.7	23.2
Third quarter	30.1	24.4

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

    15               Costs and operating expenses by nature

(   (a)                       Quarter ended September 30:

						2010	2009

	Cost of services rendered	Selling	General and administrative	Directors´ fees	Total	%	Total	%

Personnel	460,927	67,096	47,182	1,910	577,115	25.7	485,537	20.9
Fuel	875,116				875,116	39.0	701,302	30.2
Depreciation and amortization	138,325	399	28,237		166,961	7.3	162,874	7.8
Maintenance and repairs (excluding personnel)	132,822				132,822	5.9	139,483	6.0
Aircraft insurance	13,084				13,084	0.6	15,893	0.7
Take-off, landing and navigation aid charges	150,365				150,365	6.7	142,752	6.1
Leasing of aircraft, engines and equipment under operating leases	110,968	2,210	4,539		117,717	5.2	129,253	5.6
Third party services	43,116	63,774	86,676		193,566	8.6	175,583	7.6
Marketing and related expenses		231,573			231,573	10.3	197,997	8.5
Reversal of additional tariff (note 10.b)			(364,854)		(364,854)	(16.3)
Other	112,183	27,797	14,864		154,844	7.0	174,694	7.5

	2,036,906	392,849	(183,356)	1,910	2,248,309	100.0	2,325,368	100.0

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(b)               Nine months ended September 30:

						2010	2009

	Cost of services rendered	Selling	General and administrative	Directors´ fees	Total	%	Total	%

Personnel	1,338,749	164,683	140,695	5,944	1,650,071	22.5	1,513,059	20.9
Fuel	2,516,928				2,516,928	34.3	2,016,318	27.9
Depreciation and amortization	392,128	1,231	69,594		462,953	6.3	519,659	7.0
Maintenance and repairs (excluding personnel)	459,161				459,161	6.3	538,402	7.5
Aircraft insurance	39,420				39,420	0.5	47,702	0.7
Take-off, landing and navigation aid charges	436,879				436,879	6.0	444,504	6.2
Leasing of aircraft, engines and equipment under operating leases	339,868	6,715	11,709		358,292	4.9	438,346	6.1
Third party services	118,663	192,174	271,139		581,976	7.9	565,055	7.8
Marketing and related expenses		669,525			669,525	9.1	602,940	8.3
Reversal of additional tariff (note 10.b)			(364.854)		(364,854)	(5.0)
Other	267,209	129,066	128.027		524,302	7.2	551,879	7.6

	5,909,005	1,163,394	256,310	5,944	7,334,653	100.0	7,237,864	100.0

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

16           16       Net Finance Result

	Quarter ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Finance income
Interest income from financial investments	36,967	17,502	99,077	57,480
Exchange gains	432,838	645,198	1,230,686	2,082,884
Other (i)	182,380	7,840	191,806	22,101

	652,185	670,540	1,521,569	2,162,465
Financial expenses
Exchange losses	(87,873)	(152,850)	(1,065,168)	(471,308)
Interest expense (ii)	(108,738)	(102,656)	(134,711)	(319,640)
Other	(10,775)	(15,767)	(214,922)	(28,473)

	(207,386)	(271,273)	(1,414,801)	(819,421)

Finance result, net	444,799	399,267	106,768	1,343,044

(i) Includes in September 2010 the reversal of interest expense from the additional tariff (Note 10.b)

(ii) Capitalized interest at September 30, 2010 represents 4.96% of the total interest expense (09.30.2009 – 6.44%).

Exchange gain recognized at September 30, 2010 with respect to finance lease liabilities amounted to R$ 152,311 (09.30.2009 - R$ 1,547,676) while interest expense on such finance lease liabilities amounted to R$ 86,183 (09.30.2009 - R$ 160,388).

17           Income Tax Expense

(a)     Income tax and social contribution expense

	Quarter ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Current tax	(45.807)	(575)	(58.891)	(3,790)
Deferred tax	(350.223)	(73,457)	(286.220)	(387,546)

	(396,030)	(74,032)	(345,111)	(391,337)

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its Brazilian subsidiaries as follows:

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

	Quarter ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Profit before income tax and social contribution	1,148,025	302,642	892,355	1,179,828
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	(390,328)	(102,898)	(303,400)	(401,141)

Taxes effects on permanent (additions) deductions
Non deductible expenses	(6,731)	(5,554)	(22,020)	(17,501)
Result of foreign subsidiaries	(294)	15,480	(20,575)	31,311
Unrecognized tax credits on tax losses	(1,272)		(2,755)
Tax credits on interest on capital	1,383		9,882
Share-based compensation	(139)	(2,446)	(3,939)
Other	1,351	21,386	(2,304)	(4,006)

Income tax and social contribution tax credit	(396,030)	(74,032)	(345,111)	(391,337)

Effective rate %	(34.5)	(24.5)	(38.6)	(33.2)

The years from 2005 to 2009 are open to review by Brazilian tax authorities.

18           18      Earnings per Share

Considering that common and preferred shares have equal rights in respect of dividends, a single measure of earnings per share based on the total number of common and preferred shares is presented. Common and preferred shares are considered two classes of ordinary shares.

(a)           (a)       Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

	Quarter ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Profit attributable to equity holders of the company	740,025	228,409	527,363	787,040

Weighted average number of shares issued (in thousands)	150,585	150,585	150,585	150,585
Weighted average Treasury shares (in thousands)	(263)	(402)	(263)	(402)

Weighted average number of shares outstanding (in thousands)	150,322	150,183	150,322	150,183

Basic earnings per share (Reais per share)	4.92	1.52	3.51	5.21

(b)           (b)        Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: stock options.

	Quarter ended		Nine months ended
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009

Profit attributable to equity holders of the company	740,025	228,409	527,363	787,040

Weighted average number of shares outstanding (in thousands)	150,322	150,183	150,322	150,183
Adjustments for share options (in thousands)	291	117	291	117

Weighted average number of shares for diluted earnings per share calculation (in thousands)	150,613	150,300	150,613	150,300

Diluted earnings per share (Reais per share)	4.91	1.52	3.50	5.24

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

19           19     Cash generated from operations

		Nine months ended
	September 30, 2010	September 30, 2009

Profit/(loss) for the period	547,244	788,491

Adjustments for
Deferred income tax and social contribution (note 17 (a))	286,220	387,546
Depreciation and amortization (note 15 (b))	462,953	519,659
Revaluation through income statement		445,629
(Profit)/loss on disposal of property, plant and equipment / intangible (see below)	42,811	(20,167)
Fair value (gains)/losses on derivative financial instruments	(105,351)	(792,240)
Foreign exchange losses/(gains) and interest expense	112,227	(1,407,409)
Other provision	159,071	59,829
Deferred income	(25,311)	24,455
Provision for contingency	86,030	82,835
Reversal of provision of contingency (Note 10 (b))	(585,914)
Stock option plan	11,588	9,556

Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)
Financial assets measured through profit and loss	(262,206)	332,343
Inventories	22,257	(45,627)
Assets held for sale		25,323
Trade account receivables	(550,354)	19,119
Taxes recoverable	(35,621)	(3,641)
Prepaid expenses	1,424	(17,755)
Judicial deposits	(15,684)	(5,960)
Prepaid aircraft maintenance	10,707	29,267
Suppliers	(50,486)	(177,454)
Salaries and social charges	122,428	58,949
Taxes, charges and contributions	148,947	(16,030)
Derivative financial instruments	(5,268)
Deferred income	(191,301)	149,981
Provision for contingencies and tax obligations under judicial dispute	(9,069)	(21,379)
Other assets	59,458	(2,547)
Other liabilities	49,525	(120,914)

Cash generated from/ (used in) operations	668,927	301,859

In the cash flow statement, proceeds from sale of property, plant and equipment  and intangible comprise:

		Nine months ended
	September 30, 2010	September 30, 2009

Net book amount – property, plant and equipment / intangible	66,133	11,883
Profit/(loss) on disposal of property, plant and equipment / intangible	(42,811)	20,167

Proceeds from disposal of property, plant and equipment / intangible	23,322	32,050

Non-cash transactions

The principal non-cash transactions and acquisitions of flight equipment under finance leases discussed in Note 7 and the acquisition of TAM Milor through issuance of shares as discussed in Note 1.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

During the period, the Company and its subsidiaries acquired property, plant and equipment in the amount of R$ 1,132,537 of which R$ 804,615 was through financial leases .

20           20      Commitments and contingencies

(a)           (a)       Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statements. TLA has obligations arising under 69 aircraft under operating lease (12.31.2009 – 68 aircraft). These agreements have an average term of 96 months and are denominated in U.S. dollar with interest rates based on LIBOR. The lease expense, recognized in the consolidated statement of income in "Cost of services rendered", was R$ 339,868 for the period ended September 30, 2010 (09.30.2009 – R$ 418,206), equivalent to approximately US$ 200,607 thousands (09.30.2009 – US$ 235,198 thousands).

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 26,292 for the period ended September 30, 2010 (12.31.2009 – R$ 44,540).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	September 30, 2010	December 31, 2009
In foreign currency – US$ (*)
Aircraft	2017	1,189,193	1,478,308
Engines	2014	24,784	34,678

Total		1,213,977	1,512,986

(*)Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate.

Operating lease obligations fall due as follows:

Year	September 30, 2010	December 31, 2009

No later than one year	353,300	364,915
Later than one year and no later than five years	789,639	840,993
Later than five years	71,038	307,078

	1,213,977	1,512,986

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(b)           (b)      Commitments for future aircraft leases

(i)      (i) Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), for delivery by 2012.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, TLA confirmed the exercise of four options for Airbus A330, two delivered in the first half in 2010, and the other two to be delivered in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircraft and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircraft of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the plan of fleet already disclosed by the Company in the year 2009. In respect of the 20 orders from the A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

(ii)    (ii) Boeing:

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(c)           (c)         Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of September 30, 2010, 192 (12.31.2009 – 192) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)           (d)       Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 10.

(e)           (e)        Contingent assets

(i)     ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At September 30, 2010, the provision maintained by the Company totaled R$ 8,161 (12.31.2009 – R$ 4,772), recorded in “Taxes, charges and contributions”. On September 30, 2010, the installments due in more than one year totaled R$ 27 (12.31.2009 – R$ 60), classified within “Other liabilities”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. The total value involved in these claims is R$ 55 million (not reviewed). Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

(ii)    Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million (not reviewed), based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)   Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount. On September 30, 2010, the amount under discussion totaled approximately R$ 879,825(12.31.2009 - R$ 777,328), not reviewed and not recognized in the financial statement.

21           21      Related-party Transactions

The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.42% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

Purchases and sales of goods and services were carried out as follows:

Sale and purchases of goods and services

For the nine months ended September 30, 2010, TAM received from TAM Viação Executiva S.A. ("Marília"), a company under common control, R$ 7 and R$ 23 (09.30.2009 - R$ 18 and R$ 33), as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the quarter ended September 30, 2010 amounted to R$ 1,162 (09.30.2009 - R$ 1,162).

The Company and its subsidiaries signed a contract in March 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term equal to the current passenger air transport concession of TAM and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 11,273 for the quarter ended June 30, 2010 (06.30.2009 – R$ 8,220), recorded as "Operating expenses". On July 13, 2010, TLA acquired of all shares of TAM Milor (See “Acquisition of TAM Milor”).

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

22               22         Segment reporting

As from January 1, 2010 and as results of the creation of Multiplus as a separate company the reporting structure of TAM has been revised and as from that date TAM has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decisionmaker ("CODM"). However, the financial information provided to the CODM not consider the adjustment resulting from revaluation.

	Aviation	Loyalty Program (Multiplus)	Total reported – Information segment	Eliminations	Consolidated
Total assets at September 30, 2010	16,282,390	1,257,006	17,539,396	(2,942,967)	14,596,429

	Nine months ended September 30, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Information segment	Eliminations	Consolidated

Revenue
Passenger	6,837,293	284,793	7,122,086	(380,471)	6,741,615
Cargo	816,882		816,882		816,882
Other	868,463	7,087	875,550	13,592	889,142
	8,522,638	291,880	8,814,518	(366,879)	8,447,639

Sale taxes and other deductions	97,436	(27,506)	69,930	(85)	69,845

Revenue, net	8,620,074	264,374	8,884,448	(366,964)	8,517,484

Operating income
Cost of services rendered	(6,035,836)	(142,108)	(6,177,944)	174,796	(6,003,148)
Selling	(1,340,108)		(1,340,108)	176,704	(1,163,404)
General and administrative	(605,183)	(31,435)	(636,618)	15,464	(621,154)
Other operating income, net	519,175	(1,270)	517,905	(490,341)	27,564

Operating profit	1,158,122	89,561	1,247,683	(490,341)	757,342

Financial income	1,519,981	16,441	1,536,422		1,536,422
Financial expenses	(1,463,407)	(100)	(1,463,507)		(1,463,507)

Profit (loss) before income tax and social contribution	1,214,696	105,902	1,320,598	(490,341)	830,257

Income tax and social contribution	(292,757)	(30,792)	(323,549)		(323,549)

Profit/(loss) for the year (all continuing operations)	921,939	75,110	997,049	(490,341)	506,708

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

23           Reconciliation between shareholders' equity and income - Parent Company and Consolidated

As mentioned in Note 2, the parent company also discloses and prepares interim unconsolidated financial information in accordance with accounting practices adopted in Brazil that differ from the information presented on a consolidated basis exclusively with respect to the valuation of flight equipment.

The first consolidated financial statements under IFRS were prepared by the Company, before the approval of technical pronouncement CPC 37 – First-time Adoption of International Financial Reporting Standards. Such standard permits that, if the entity has already disclosed its consolidated financial statements under IFRS for the fiscal year then ended before January 1, 2009 before approval of CPC 37, it should restrict differences in accounting practices only to those differences existing at the time that CPC 37 was approved and requires that new diverging pronouncements should not be adopted.

The table below represents the reconciliation of equity and the result for the nine months period ended September 30, 2010 between the unconsolidated and consolidated financial statement.

	Equity (including non-controlling interest)	Profit/(Loss) (including non-controlling interest)

Balance at September 30, 2010 – Parent Company	2,425,563	486,828

Revaluation of flight equipment	(1,161,435)	62,097
Deferred income tax and social contributions	406,346	(21,562)

Total adjustments	(755,089)	40,535

Non-controlling interest	194,158	19,881

Balance at September 30, 2010 – consolidated	1,864,632	547,244

24           Sensitivity analysis

In compliance with CVM Instruction 475/08, the Company presents below the table with the sensitivity analysis of its financial instruments, including those contracted by its subsidiaries, which describes the risks that might directly or indirectly generate material losses to the Company, with the most probable scenario (scenario I) based on management’s evaluation for a time horizon of three months, when the next financial statements containing such analysis should be disclosed. Additionally, in accordance said CVM Instruction, two other scenarios are shown to present a 25% and 50% stress, respectively, of the risk variable considered (scenarios II and III).

(i)      (i)        Derivatives - fuel

Transactions with derivatives using the West Texas intermediate (WTI) oil price as benchmark in own portfolio are intended to hedge fuel consumption. The fluctuation of WTI prices is closely related to the prices of jet fuel.

None of the derivatives used by TLA are leveraged, and as the volume of jet fuel consumed is not fully hedged by derivatives, increases in jet fuel prices will not be fully offset by derivative adjustments. Also, decreases in jet fuel prices will have a positive net impact for the Company, as these will not be fully offset by changes in the fair value of derivatives.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

Due to the restructurings of derivatives and the maturity of certain transactions, and the recording of new transactions in books, the current average strike is US$89.45/bbl.

The impact of hedging transactions on TLA’s cash will be compared with the decrease in jet fuel costs at a level similar to this average (US$90/bbl will be adopted as benchmark). Jet fuel price projections were built based on the results of a simple linear regression.

Currently, the base scenario of TLA for 2010 is an average price of US$85/bbl of WTI. Sensitivity analyses will be presented using a 25% drop (average price of US$64/bbl) and a 50% drop (average price of US$43/bbl) in the average price used in the 2010 base scenario.

The net effects of fuel savings, as compared to hedge disbursements, for the fourth quarter of 2010, in each scenario, are as follows:

Instrument/transaction	Scenario I	Scenario II	Scenario III

Average price per barrel	US$85/bbl	US$64/bbl	US$43/bbl
Hedge WTI – Net gain	R$49,339	R$136,235	R$218,748

         (ii)    Marketable securities

The Company’s and its subsidiaries’ securities held in investment funds are managed by third parties. The custody and management of these securities are centralized in a single agent, independent from the portfolio managers. Additionally, funds are audited by an independent auditor and subject to CVM inspection.

  Portfolio dynamics – managers can change the composition of the portfolio at any time, at their discretion, within the related Regulation limits. Thus, as the assumption of the sensitivity analysis is the maintenance of the portfolio at September 30, 2010, such analysis is impaired and may lead to erroneous conclusions.

  Risk control - the funds’ regulation sets market risk limits (Value at Risk) of 0.6% (balanced funds) and 0.15% (fixed-income funds), for a time horizon of 21 business days and a confidence level of 95%. The Company recognizes the limitations inherent to the risk control model, but believes in its efficiency to prevent material losses. In addition to the risk control of the portfolio manager, the fund manager has the power to prevent the settlement of transactions that exceed the fund’s risk limit; additionally, the Company engages an independent consultant to evaluate, on a weekly basis, the funds’ risk levels.

  Restrictions imposed by the regulation: the funds’ regulation expressly prohibits any form of leverage. In addition to the market risk limit above, there are additional allocation limits to more volatile asset classes.

         (iii)   Foreign exchange rate - TLA

Our sensitivity analysis methodology of foreign currency-denominated liabilities includes the probable scenario based on a R$1.6942/US$ exchange rate, prevailing at September 30, 2010. Based on the cash flows projected for the fourth quarter of 2010, we calculated an increase in cash flows arising from changes in foreign exchange rate of 25% and 50% over the prevailing rate, as shown below:

	25% R$2.118/US$	-25% R$1.271/US$	50% R$2.541/US$	-50% R$0.847/US$

Lease agreement	(66,844)	66,844	(133,689)	133,689
Import financing (FINIMP)	(20,448)	20,448	(40,896)	40,896
Foreign currency-denominated financing	(644)	664	(1,288)	1,288
Senior bonds	(4,686)	4,686	(9,371)	9,371
Prepayment of aircraft	(24,246)	24,246	(48,492)	48,492
Currency hedge*	(14,603)	(42,761)	(524)	(56,840)

Total	(131,471)	74,127	(234,260)	176,896

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

* See transactions below

Because of the renegotiation carried out in the first quarter of 2009, one of the counterparties required a US dollar-denominated deposit as collateral. As deposits in foreign currency are not allowed in Brazil, we pegged an NDF to the CDB pledged as collateral, converting the redeemable value from R$ to US$. According to the sensitivity analysis below, as both transactions are linked, the effect of foreign exchange fluctuation on the final result, when measured in US dollars, is nil.

	25% R$2.118/US$	-25% R$1.271/US$	50% R$2.541/US$	-50% R$0.847/US$

NDF (buy rate R$ 2.6096/US$)	(15,366)	(41,829)	(2,134)	(55,061)

CDB results on Dec 2, 2010 (R$’000)	81,525	81,525	81,525	81,525

CDB + NDF results on Dec 2, 2010 (R$’000)	66,160	39,696	79,391	26,464

Total (US$’000)	31,240	31,240	31,240	31,240

The scenarios for currency hedges are as follows:

	25% R$2.118/US$	-25% R$1.271/US$	50% R$2.541/US$	-50% R$0.847/US$

Total (R$’000)	763	(931)	1,610	(1,778)

        (iv)   Interest rate

For the foreign market interest (LIBOR), based on the interest rate prevailing at September 30, 2010, equal to 0.29% per year, we projected the impact on cash flows for the fourth quarter based on a 25% and 50% change over the prevailing interest rate, as shown below:

	25% 0.36% p.a.	-25% 0.22% p.a.	50% 0.44% p.a.	-50% 0.15% p.a.

Aircraft lease and interest expenses (US$)	(100)	100	(201)	201

The Board of Directors approved, at the meeting held on July 16, 2009, the issuance for public placement of simple, nonconvertible debentures, guaranteed by TAM S.A.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

On July 24, 2009, TAM Linhas Aéreas S.A. completed the offering of 600 simples, single series debentures, with nominal unit value of R$1,000, and original total amount of R$600,000. On July 22, 2010, an Extraordinary Shareholders' Meeting (ESM) was held, approving the postponement of debenture maturity from July 24, 2013 to July 24, 2017, changing the amortization of the nominal amount of these securities from quarterly payments to semiannual payments, and postponing the beginning of amortization from July 24, 2013 to January 24, 2012.

Interest was renegotiated to a rate equivalent to 124% of the CDI, calculated and disclosed by the Clearinghouse for the Custody and Financial Settlement of Securities (“CETIP”), and payments were changed from monthly to semiannual ones.

For the domestic market interest (CDI), based on the interest rate prevailing at September 30, 2010, equal to 10.61% per year, we projected the impact on cash flows based on a 25% and 50% change over the prevailing interest rate, as shown below:

	25% 13.26% p.a.	-25% 7.96% p.a.	50% 15.92% p.a.	-50% 5.31% p.a.

Interest expenses on borrowings and financing (R$)	(16)	16	(33)	33

25           Events occurring after the reporting period

On October 4, 2010, the Extraordinary Shareholders Meeting approved a maximum dilution of three percent (3%) of the Company´s capital stock (excluding new shares issued due to the exercising of options), in view of the effective granting of options under the General Plan, subject to the availabity of sharesand and the creation of the General Plan for Granting Executive Officers and Employees the Company´s Stock Option Plan.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and nine months periods ended September 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

Management Report

LATAM

On August 13 we signed a memorandum of understanding with LAN Airlines S.A., flagging the intent to join the two holding companies into a single parent company under the name LATAM Airlines Group S.A.  In line with this transaction, LAN Airlines S.A. will be called LATAM Airlines Group S. A. and will serve as the holding company for the activities of all the group’s companies.  TAM stockholders will be offered 0.90 shares of LATAM common stock for each share held in TAM.  LATAM will remain listed on the Santiago Stock Exchange, as well as on the New York Stock Exchange (NYSE) through ADRs and on the São Paulo Stock Exchange (BM&FBOVESPA) through BDRs.

The transaction requires the conclusion of a series of steps and approvals.  In September we finalized the due diligence process and on October 20 we submitted the final structure of the transaction to the Brazilian Civil Aviation Agency (ANAC).  We still have as further steps in the process the signing of the definitive agreement, the approval from stockholders, and the public offer to exchange shares. We are confident that the entire process will be concluded in the second quarter of 2011.

Sales efforts

Products and services

As part of our commitment to always offer the best services to our customers, in August we introduced the fourth category of our TAM Fidelidade frequent flyer program, called TAM Fidelidade Black, which is focused on benefits in customer service, redeeming exclusivity and enhancing benefits and facilities for our most frequent customers.

We began offering our Comfort Seat (Assento Conforto) on all flights to South American and on domestic flights leaving Guarulhos Airport in São Paulo to the cities of Curitiba, Florianópolis, Porto Alegre, Natal, Brasília and Fortaleza, as well as on long-haul flights, where this product was already offered.  We have also expanded the product options in our on-board Duty Free catalog and launched Giro TAM, a first product in Brazil that allows passengers to make up to three stops, besides their final destination, on just a single flight.

We are the pioneer airline company in all the Americas in making cell phone service available on board.  This service, the product of a partnership with the firm OnAir, is already available to passengers traveling on board our Airbus A321 aircraft — flying the routes between Guarulhos, Recife, Natal, Fortaleza and Porto Alegre.  With OnAir, passengers can make phone calls, send text messages, and access the Internet via the GPRS network through their own GSM telephone handsets.

We have expanded our partnership with the Japanese airline company ANA (All Nippon), a member of the Star Alliance, by means of a codeshare agreement.  This partnership connects South America and Asia with daily flights between Tokyo and São Paulo via London.

We implemented a pilot project in the airports of Ribeirão Preto and São José do Rio Preto, in the State of São Paulo, allowing passengers to make completely paperless check-ins.  Combined with other measures, such as the use of biodegradable materials and ultra-light containers, as well as the bio-fuels research that TAM has been conducting, this action is part of a broad strategy involving various initiatives in the field of sustainability.  It also contributes to making the routines of our customers increasingly more dynamic and practical.

Corporate market

We lead the market for domestic and international corporate travels, according to data disclosed by the Brazilian Association of Corporate Travel Agencies (Abracorp).  We accounted for 47% of domestic sales booked in the first half of the year by the 27 agencies associated with the entity.  In terms of market share among the major airline alliances, Star Alliance ranked first, with 43% of sales.

TAM S.A.

COMENTS OF PERFORMANCE IN QUARTER

Retail project

Continuing with our retail project, singer Ivete Sangalo surprised passengers on flight JJ8078 to New York, as flight attendant for a day.  The singer made a spontaneous speech to passengers, and also handed out immigration and customs forms.

This action was part of a campaign to promote her show at Madison Square Garden in New York, which took place in September and was exclusively sponsored by our company.  The show gathered 15 thousand people.

Cost reduction

Focusing on our commitment to curb costs, we implemented a new program called AIMS (Airline Information Management System), which is used to comprise the flight crew schedules, enhance accuracy and productivity, and cut down on costs.

Since October 1, we have implemented in all channels of assisted sales of international flight air tickets a new methodology that shows customers the amount that is being paid for the ticket and the amount relating to the service rendered upon issuance of the ticket, a system similar to the one the company has been using since 2008 for the sale of domestic flight air tickets.  The amount of the service provided by the assisted sale channels installed in Brazil began to be paid directly by the passenger upon issuance of the international ticket, in the proportion of up to 7% of the fare price, with a minimum of R$ 30.00.  This is a model within the world standards for remuneration of travel agents adapted to Brazil’ legislation.

Pantanal Linhas Aéreas

Pantanal expanded its grid with new flights to Uberaba and Uberlândia, increasing the number of cities served in Brazil to 19.

We began a new communication plan to disclose the updates in Pantanal’s logo and the company’s new flight grid.  The communication plan includes pieces in the printed media, over the radio, and on the Internet.  They are being carried in nationwide media and in the media of the main cities where Pantanal operates.

Multiplus Fidelidade

Our frequent flyer program Multiplus Fidelidade continues to enter into various partnerships with a view to expanding the options for network participants to accumulate and exchange points.

Recently we began three new partnerships: with Redecard, involving consultation of points, accumulation or redemption of points upon purchase in Multiplus partner establishments by means of the Redecard machine; with Editora Globo, where participants accumulate and redeem points on magazine subscriptions; and with SKY, the ninth company to enter into our alliance partnership.

Currently, Multiplus participant earns points in more than 125 partners, distributed in around 10,500 establishments, and exchanges them for products and services of various segments.

To access the results for the third quarter of Multiplus SA visit: www.multiplusfidelidade.com.br/ri.

MRO

Our Technology Center, the business unit called MRO (Maintenance, Repair and Overhaul), was the winner of the category entitled “Best Maintenance Center” in the XII Prize Aero Magazine de Aviação, organized by the publishing firm Spring Editora.

Moreover, we renewed our certification with the U.S. Federal Aviation Administration (FAA), in order to continue carrying out aircraft maintenance services in that country through 2011.  The FAR 145 certification, valid through 2011, authorizes all major scheduled maintenance activities (checks C and D), as well as the overhaul of various aircraft components.

TAM S.A.

COMENTS OF PERFORMANCE IN QUARTER

TAM Cargo

Our cargo unit commemorated 14 years of growth in October.  Its trajectory, which began with TAM Express, faces a major challenge today: holding onto first place in the Brazilian airline cargo transportation market with reliability, safety, speed and efficiency.  The year 2010 has been of major achievements for the unit, with the improvement of service levels in the domestic and international segments.

Since August 2008, our cargo unit has been using ultra-light containers — 21 kilograms lighter than traditional containers — in all our routes that handle cargo and baggage services and operate with palletized aircraft.  With this initiative, we reduced by 18.8 metric tons the CO2 emissions entering the atmosphere, just in the month of August alone, as a result of our efforts to reduce the emission of pollutants and, thus, contribute to preserving the environment.

TAM Viagens

On October 6 our travel operator celebrated its 12th anniversary with good reasons to commemorate.  Betting on growth, TAM Viagens began implementing the franchise model this year.  Now, the current 72 operator outlets, managed by independent commercial representatives, are undergoing a process of migrating to the new model.

In October we held the first convention intended to bring together the franchisees.  The objective of the event was to define the goals for 2011, present the tools offered by TAM Viagens to its franchisees, as well as to offer them guidelines on using the trademark and on the language of our operator.  By the end of 2011, the goal of TAM Viagens is to have 200 franchised units.

Star Alliance

Once again Star Alliance won the title as the Best Alliance of Airline Companies awarded by the English edition of the magazine Business Traveller.  The announcement was made at the annual meeting Business Traveller Awards, held on September 20 in London, and is published in the latest edition of Business Traveller Magazine.  This publication is one of the most important in the world of aviation and is the magazine most read by frequent flyers.  Star had already received this award on five occasions.

Ethiopian Airlines was accepted as a future member of the Star Alliance and will be the third member in the African continent, together with Egyptair and South African Airways.  The acceptance of Ethiopian Airlines is an integral part of the Star Alliance’s strategy for Africa.

Awards

TAM Nas Nuvens was chosen as the best on-board magazine in the world.  Our on-board magazine received the Passenger Choice Award, the most traditional and important prize in the world airline industry, organized by APEX (Airline Passenger Experience Association), an entity that brings together the largest airline companies in the world.

Red Report, our international on-board magazine, won the 2010 Journalism Contest held by the European Tourism Commission in Latin America in the following categories: Best Printed Magazine Article and Best Photography Work.

For the fourth consecutive time, we won the main prize of trademark awareness awarded by Datafolha Institute, the Folha Top of Mind.  We were the airline company most recalled by Brazilians, mentioned by 39% of those surveyed.

We received, for the second consecutive year, the award as the most admired Brazilian airline company granted by the magazine Carta Capital.  In the ranking involving all industries, we were included among the 14 most admired companies in Brazil.

We are the largest company in the Transportation and Logistics industry in terms of net revenues in the Ranking Valor 1000, published by the newspaper Valor Econômico.  Among the one thousand largest companies from all industries surveyed, we ranked 20th among the 20 companies with the highest net profits.  In the General Ranking Valor 1000, prepared based on analysis of the net revenues posted by companies in all industries surveyed, we ranked 23rd, the same as in 2008.

TAM S.A.

COMENTS OF PERFORMANCE IN QUARTER

Other highlights

We expanded our operations in Argentina, surpassing the mark of 57 thousand passengers boarding in July 2010, a rise of 85% over the number of passengers boarding in July 2009.  Moreover, we began operating daily flights between Porto Alegre and Buenos Aires, using Aeroparque, central airport of Argentina’s capital.

TAM S.A.

COMENTS OF PERFORMANCE IN QUARTER

Comments on Performance

 (In Millions of Reais)

	3Q10	3Q09	3Q10 vs. 3Q09
Gross operating revenue	3,014.50	2,470.10	22.0%
Passenger revenues	2,369.1	1,970.5	20.2%
Domestic	1,465.7	1,307.0	12.1%
International	903.4	663.5	36.2%
Cargo revenues	276.2	238.1	16.0%
Domestic	128.4	113.7	12.9%
International	147.8	124.4	18.8%
Other operating revenues	369.2	261.6	41.1%
TAM Fidelidade program	106.4	116.2	-8.4%
Travel agency	14.3	12.1	18.2%
Other (including expired air tickets)	248.5	133.3	86.4%
Taxes and other deductions	(75.7)	(89.0)	-14.9%
Net operating revenue	2,938.8	2,381.2	23.4%

Expenses on services rendered and operating expenses
Fuel	(875.1)	-701.3	24.8%
Selling and marketing	(231.6)	-198	17.0%
Lease of aircraft, engines and equipment	(117.7)	-129.3	-9.0%
Personnel	(577.1)	-485.5	18.9%
Maintenance and repairs (except personnel)	(132.8)	-139.5	-4.8%
Outside services	(193.6)	-175.6	10.3%
Departure, landing and navigation fees	(150.4)	-142.8	5.3%
Depreciation and amortization	(166.9)	-162.8	2.5%
Aircraft insurance	(13.1)	-15.9	-17.6%
Other	210.0	-174.7	-220.2%
Total expense on services rendered and operating expenses	(2,248.3)	(2,325.4)	-3.3%
Earnings before interest and taxes (EBIT)	690.5	55.8	1137.5%
Changes in fair values of fuel
derivatives	12.7	2.9	337.9%
Gain (loss) on aircraft revaluation	-	(155.3)	-
Income (expenses) after changes in fair value of fuel
derivatives and aircraft revaluation	703.2	(96.6)	-828.0%

Financial income	652.2	670.5	-2.7%
Financial expense	(207.4)	(271.3)	-23.6%
Income before income tax and social contribution	1.148.0	302.6	279.4%

Income tax and social contribution	(396.0)	(74.0)	435.1%
Income before non-controlling interest	752.0	228.6	229.0%
Non-controlling interest	-12	-0.2	5900.0%
Net income for the quarter	740.0	228.4	224.0%

TAM S.A.

COMENTS OF PERFORMANCE IN QUARTER

Gross revenue

Rise of 22.0% in 3Q10 compared with 3Q09, reaching R$ 2,938.8 million, due to the following:

Domestic passenger revenues

Increase of 12.1%, reaching R$ 1,465.7 million owing to the rise in demand - measured in RPKs - to 24.9%, partly offset by the 10.2% drop in yield.  Our supply, measured in ASKs, rose 18.4%, and our occupancy rate increased by 3.7 p.p. to 70.3%.  With the combination of these factors, our RASK increased by 22.8% to R$ 0.16.

International passenger revenues

Rise of 36.2%, reaching R$ 903.4 million, due to the rise in yield in dollars by 19.2%, while the yield in reais rose 11.7%.  The increase in demand was 21.9%, which, combined with the 9.1% increase in supply, raised our occupancy rates by 8.7 p.p. to 82.7%, the best quarterly figure since 2006.  As a result, our RASK, measured in US$, rose 33.1%, whereas in reais the increase was 24.8%.

Cargo revenues

Rise of 16.0%, reaching R$ 276.2 million, as a result of the 12.9% increase in domestic revenues and 18.9% growth in international revenues, despite the 6.2% appreciation of the real when compared to the average for the periods.

Other revenues

Increase of 41.2%, up to R$ 369.3 million, due mainly to the 86.6% rise in revenues from expired tickets and others, partly offset by the 8.4% drop in revenues from partnerships with the frequent flyer program, chiefly owing to the 6.2% appreciation of the Brazilian currency, impacting points sold to financial institutions, which are priced in dollars.

Operating Expenses

Drop of 3.3%, falling to R$ 2,244.3 million in 3Q10 compared with 3Q09, due to the reversal of the tariff surcharge, partly offset by the rise in expenses on fuel, selling expenses and marketing and personnel expenses.

Fuel

Rise of 24.8%, reaching R$ 875.1 million, mostly due to the 7.4% rise in the average price per liter, which reflects the 11.6% jump in the average price of WTI (West Texas Intermediate) oil in the quarter against the same period last year, and the 6.2% appreciation of the real against the dollar in the average for the same period.  The volume of fuel consumed rose 16.2%, due to the 13.4% increase in the number of hours flown and the five and a half percentage points (5.5 p.p.) in the occupancy rates of aircraft, which increased the weight carried.  This increase was partly offset by the average stopover rate of 4.7%.  In terms of ASK, the rise was 8.9%.

Selling and marketing expenses

Increase of 17.0%, reaching R$ 231.6 million.  In relation to net revenue, there was a reduction from 8.3% in 3Q09 to 7.0% in 3Q10, due to gains in scale of costs, mainly marketing expenses, since these expenses rose in proportions that were lower than the rise in revenues.  Measured in ASK, the rise was 2.1% for the quarter.

Lease of aircraft, engines and equipment

Reduction of 8.9%, down to R$ 117.7 million, principally due to the average appreciation of the real in relation to the dollar (6.2%) for the quarter over the same period in 2009, while the number of aircraft classified as operating lease remained constant if we exclude the ATR-42 aircraft.  In terms of ASK, the reduction was 20.5%.

Personnel expenses

Rise of 18.9%, up to R$ 577.1 million, owing to the 6% salary adjustment granted at the end of 2009 and the 11.9% increase in the number of employees for the period.  The rise was complemented by incorporation of the employees of Pantanal.  Measured in ASK, the rise was 3.7%.

Maintenance and repairs (except personnel)

Decrease of 4.8%, down to R$ 132.8 million, due mainly to the 6.2% appreciation of the real over the dollar compared with the same period in 2009 and the rise in the average stopover of 4.7%, partly offset by the increase in our fleet by ten aircraft (excluding the ATR-42) and the 13.4% rise in the number of hours flown.  In terms of ASK, there was a 16.9% drop.

TAM S.A.

COMENTS OF PERFORMANCE IN QUARTER

Outside services

Increase of 10.2%, reaching R$ 193.6 million, owing to the normal rise in operations from one year to the next and in line with the previous quarter, reflecting gains in scale as a result of our ongoing cost-reduction efforts.  As measured in ASK, there was a reduction of 3.8%.

Departure, landing and navigation fees

Rise of 5.3%, up to R$ 150.4 million, due to the 9.6% increase in the number of stopovers and 14.8% jump in kilometers flown in the period, partly offset by the effect of the 6.2% appreciation of the real over the dollar, which impacted international flight tariffs.  Measured in ASK, there was a drop of 8.1%.

Depreciation and amortization

Rise of 2.5%, reaching R$ 166.9 million, principally owing to the addition of 10 new aircraft to our fleet classified as finance lease.  This rise was partly offset by the 6.2% appreciation of the real in relation to the dollar over the same period in 2009, and by the aircraft revaluation carried out at the end of 2009, which impacted the value of our assets.  In terms of ASK, there was a drop of 10.0%.

Aircraft insurance

Reduction of 17.7%, down to R$ 13.1 million, mainly due to the 6.2% appreciation of the real against the dollar comparing 3Q10 to 3Q09.  This reduction was partly offset by the fleet increase by ten aircraft (excluding the ATR-42), the 19.3% rise in the number of passengers carried and the 9.6% increase in the number of stopovers made in the quarter.  Measured in ASK, the reduction was 28.1%.

Other

Other operating expenses of R$ 210.0 million in 3Q10 compared with R$ 174.7 in 3Q09, due to the reversal of the tariff surcharge.

Changes in fair value of fuel derivatives

Gain of R$ 12.7 million in 3Q10, against R$ 2.9 million in 3T09.

Aircraft revaluation

As in 1Q10 and 2Q10, in 3Q10 we did not carry out the revaluation of our aircraft, since the exchange rate did not have a material impact in this line.  In 3Q09 we recorded an expense of R$ 183.3 million in this line.

Net financial result

Financial income of R$ 444.8 million (impacted by the reversal of the tariff surcharge by R$ 181.2 million) in 3Q10, compared with income of R$ 399.3 million in 3Q09.

Net Income

Net income of R$ 742.7 million in view of the reasons above, which represented a margin of 22.5% in 3Q10, compared with a margin of 9.0% in 3Q09.

EBIT

Our EBIT margin was 23.5%, reaching R$ 690.5 million in 3Q10, which represented a rise of 21.2 p.p. in relation to 3T09, as a consequence of the 23.4% rise in net revenue, coupled with a drop of 3.3% in operating expenses, remembering that this number reflects the reversal of the tariff surcharge.

EBITDAR

Our EBITDAR margin was 33.2%, reaching R$ 975.1 million in 3Q10, representing an 18.6 p.p. increase in margin in relation to 3Q09, due to all the factors described above in our revenues and expenses, along with the tariff surcharge reversal.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 15, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.